United States securities and exchange commission logo





                             June 24, 2020

       Steven C. Eror
       Chief Executive Officer
       Quara Devices Inc.
       1712 Pearl Street
       Boulder, CO 80302

                                                        Re: Quara Devices Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed May 28, 2020
                                                            File No. 024-11224

       Dear Mr. Eror:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Summary
       The Company, page 3

   1. You state in your summary and elsewhere that "once testing of QuaraSense is complete,
                                                        [you] intend to
commercialize it, focusing initially on shrimp diseases in the aquaculture market and urinary
tract infections . . . in the human market," implying that both can be accomplished in short
time and substantially at the same time. First, revise to clarify when you believe
QuaraSense may be "complete" such that it can be commercialized for each identified use. We
note the disclosure that the length to market for application in aquaculture, once
funded, and if funded, is 9 to 12 months. In an appropriate section of your document, clearly
explain each step you must take to reach commercialization of your products to
address the potential markets for your product described on pages 2 and
                                                        12-17. Also, disclose
any material hurdles before you are able to address these markets.
                                                        If such information is
appropriate for your summary, carefully consider the information
 Steven C. Eror
FirstName LastNameSteven C. Eror
Quara Devices Inc.
Comapany NameQuara Devices Inc.
June 24, 2020
Page 2
June 24, 2020 Page 2
FirstName LastName
         that is the most significant, and briefly highlight that information in the summary and include more detailed disclosure elsewhere in your document. When addressing potential
         FDA approval of the product as a medical device, clarify whether a prototype medical device has been developed, what hurdles remain before submission to the FDA, what device class would be used, and clarify a time frame for seeking approval.
2. Revise to clarify that you have not completed the purchase of the QuaraSense technology from Pebble Labs and if you are unable to raise the $500,000 to do so by September 30,
         2020, you cannot determine whether you will be able to complete the purchase or
         "commercialize [y]our product at all," as disclosed on page 5. In addition, please revise your risk factor disclosure on page 5 to clarify what targeted markets are dependent on the
         Pebble Labs technology and what planned products can be developed solely based on the
         OptiEnz technology if you are unable to complete the Pebble Labs purchase.
3. Your summary focuses on the QuaraSense handheld device. Your use of proceeds addresses "viral detection technology" as a secondary use of funds. Please revise to clarify whether your QuaraSense device is able to be commercialized without associated development of viral detection technology, or how the two relate.
Use of Proceeds, page 11

4. Revise to clarify for each product how far into the commercialization process you will progress with the funds shown.
Our History, page 12

5. Revise to clarify the agreements you have in place, if any, through which persons connected with Pebble Labs or OptiEnz teams have "committed to supporting [y]our company, providing ongoing research into related sensors, regulatory expertise, industry support and expanding the technology of QuaraSense." File any material agreements as exhibits. To the extent there are no binding obligations, revise this section to clarify. Similarly, revise the disclosure under "Our Strategy" regarding the potential UTI application to clarify with whom you have "advisory relationships," the nature of the relationships and the identities of the persons you reference, avoiding terms such as
         "leaders" or "key" without providing appropriate explanation or context.
The Company's Business
Overview, page 12

6. Provide the material bases for your statement that your prototype is accurate in detecting shrimp disease in the aquaculture market, and for the "key attributes" of your product. As you have yet to complete the purchase of the intellectual property underlying your main product and project 9-12 months from purchase to commercialize your product in the aquaculture setting, it appears premature to describe your product as capable of achieving these results and cost efficiencies and other key attributes.
 Steven C. Eror
FirstName LastNameSteven C. Eror
Quara Devices Inc.
Comapany NameQuara Devices Inc.
June 24, 2020
Page 3
June 24, 2020 Page 3
FirstName LastName
Our Technology, page 16

7. On page 16, you state that your "planned offering is centered around three product offerings:" QuaraSense, QuaraView, and QuaraTest. Your use of proceeds does not address these three platforms. Revise to clarify which of these platforms are contemplated to be advanced by this offering and to what extent the three relate to each other or are standalone platforms, and the development timeline for these products. If any are not material to your company at this time, explain why disclosure is appropriate.
Intellectual Property, page 18

8. Revise this section to disclose the material term of the agreement with Colorado State
         University Research Foundation that your milestone payments are based in part on meeting the goals of a development plan you must submit by October 15, 2020. Revise to provide time frames for the expected completion of proof of concept work demonstrating utility for the detection of SARS-CoV-2.
Compensation of Directors and Executive Officers, page 29

9. We note certain of your consulting agreements were for the term of one year, beginning
         June 2019. Revise this section to disclose the potential expiration dates of the consulting agreements and the renewal term.
Plan of Distribution and Selling Security Holders
Investors' Tender of Funds, page 35

10. Revise to describe the material terms of the escrow agreement with Prime Trust, LLC.
Plan of Distribution and Selling Security Holders
The Online Platform, page 35

11. We note your disclosure that you plan to market the shares in this offering online through
         Manhattan Street Capital, "including during any 'test the waters' phase." Please file any testing the waters materials as exhibits, and confirm that you will do so with future testing the waters materials. Refer to Item 17.13 of Part III of Form 1-A. Index to Exhibits, page 40

12. In the Form of Subscription Agreement filed as Exhibit 4.1, we note the disclaimers in paragraph 4(b), entitled "Company Information." As investors are entitled to rely on your offering circular to make an investment decision, this paragraph appears inappropriate.
         Please revise.
Report of Independent Registered Accounting Firm, page F-1

13. Please revise the inception date in the first paragraph of the audit report to be consistent with the inception date throughout the filing of February 5, 2019. Steven C. Eror
Quara Devices Inc.
June 24, 2020
Page 4

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Kristin Lochhead at 202-551-3664 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Abby L. Adams at 202-551-6902 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameSteven C. Eror
                                                             Division of
Corporation Finance
Comapany NameQuara Devices Inc.
                                                             Office of Life
Sciences
June 24, 2020 Page 4
cc:       Heidi Mortensen
FirstName LastName